SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of September, 2003

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                             LAURENCE POUNTNEY HILL,
                            LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: New director details/shares




1 September 2003

Prudential plc

No of Reports in announcement: 2



1. Disclosure director's details - Bridget Macaskill

Director's details

Following the announcement on 24 July 2003 of the appointment of Bridget Macaskill as a non-executive director with effect from 1 September 2003 we hereby confirm the following as required by Listing Rules 16.4 and 6.F.2(b) to
(g):

Directorships held in publicly quoted companies in the five years prior to appointment

Current Directorships

J. Sainsbury plc
Former Directorships
Prudential plc
Hillsdown Holdings plc (now called Premier Foods (Holdings) Limited)

There are no details to be disclosed that may otherwise have been required by paragraphs 6.F.2(b) to (g) and 16.4(a) of the Listing Rules.


2. Schedule 11 - Notification of Interests of Directors and Connected Persons Holders in Prudential plc

 1. Name of director:

    Bridget Macaskill

 2. Please state whether notification indicates that it is in respect of holding of the director named in 1 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

    Director named above and non-beneficially for director's children (see below)

 3. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

    Bridget Macaskill

    Brewin Nominees Limited, A/c designations BLW109 and BLW110 (held in trust for children)

 4. Please state whether notification relates to a person(s) connected with the director named in 1 above and identify the connected person(s):

    See 2 above

 5. Please state the nature of the transaction. For PEP transactions please indicate whether general/single/Company on PEP and if discretionary/ non-discretionary:

    Bridget Macaskill was interested in shares in Prudential plc and Egg plc (as set out in 6 below) as at 1 September 2003, being the date on which she became a director of Prudential plc, and whose appointment was previously announced on 24 July 2003.

 6. Number of shares/amount of stock acquired:

    Prudential plc: 243 shares held in own name
    646 shares held non-beneficially in trust for John Macaskill (adult son) 646 shares held non-beneficially in trust for Ben Macaskill (minor son) Egg plc: Nil

 7. Percentage of issued class:

    Less than 0.00008%

 8. Number of shares/amount of stock disposed:

    N/a

 9. Percentage of issued class:

    N/a

10. Class of security:

    Prudential plc: Shares of 5p each
    Egg plc: Shares of 50p each

11. Price per share:

    N/a

12. Date of transaction:

    See 5 above

13. Date company informed:

    n/a

14. Total holding following this transaction:

    Prudential plc: 1,535 shares of 5p each
    Egg plc: Nil

15. Total percentage holding of issued class following this notification:

    Less than 0.00008%

    If a director has been granted options by the company, please complete the following fields:


16. Date of grant:

    N/a

17. Period during which or date on which exercisable:

    N/a

18. Total amount paid (if any) for grant of the option:

    N/a

19. Description of shares or debentures involved: class, number:

    N/a

20. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

    N/a

21. Total number of shares or debentures over which options held following this notification:

    N/a

Additional information:



                                     -ENDS-


Contact name for Enquiries

Sylvia Mitchell
020 7548 3826

Company official responsible for making notification

John Price, Deputy Group Secretary
020 7548 3805





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: September 1, 2003

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  John Price

                                              John Price
                                              Deputy Group Secretary